Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
			(in millions)
Earnings:
Income (loss) from continuing operations before income taxes	($794)	($1,124)	($3,494)	($4,060)	($29,775)	$1,483	$1,291
Equity in losses (income) of unconsolidated investments	254	281	803	64	3	6	(107)
Fixed charges	527	518	2,047	2,094	2,213	2,242	1,742
Interest capitalized	(3)	(7)	(12)	(123)	(127)	(113)	(53)
Amortization of interest capitalized	21	21	85	80	72	107	98

Earnings (loss), as adjusted	5	(311)	(571)	(1,945)	(27,614)	3,725	2,971

Fixed charges:
Interest expense, gross	372	361	1,450	1,362	1,433	1,533	1,294
Interest capitalized	3	7	12	123	127	113	53
Portion of rentals representative of interest	152	150	585	609	653	596	395

Fixed charges	527	518	2,047	2,094	2,213	2,242	1,742

Preferred stock dividends paid	0	0	0	0	0	3	11
Total fixed charges	527	518	2,047	2,094	2,213	2,242	1,742

Total fixed charges and preferred stock dividends	527	518	2,047	2,094	2,213	2,245	1,753

Ratio of combined earnings to fixed charges and preferred stock dividends	— (1)	— (2)	— (3)	— (4)	— (5)	1.66	1.69

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $0.5 billion at March 31, 2010.
(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $0.8 billion at March 31, 2009.
(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.
(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.
(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.